Contact:  Fred Stern                     FOR IMMEDIATE RELEASE
          (972) 652-4522
          fredrick_stern@afcc.com

                    ASSOCIATES FIRST CAPITAL CORPORATION REPORTS
                     22ND CONSECUTIVE YEAR OF INCREASED EARNINGS
                             AND RECORD FOURTH QUARTER

    DALLAS, January 28, 1997 -- Associates First Capital Corporation
(NYSE: AFS) reported record net earnings for the fourth quarter and for the year ended December 31, 1996. It was the 22nd consecutive year of increased earnings, Keith W. Hughes, chairman and chief executive officer, announced today.

    Net earnings for the three-month period ended December 31 increased
20% to $234.3 million ($0.68 per share), compared with $194.8 million ($0.56 per share) in 1995. Earnings before provision for income taxes for the three-month period increased 17% to $378.9 million, compared with $324.6 million a year ago.

     Net earnings for the year were $857.0 million ($2.47 per share), a 19% increase over the $723.1 million ($2.09 per share) for the prior year. Earnings before provision for income taxes were $1.4 billion, a gain of 17% over the $1.2 billion from a year ago.

    "In addition to our successful initial public offering, 1996 was a historic year by every measure. We successfully entered new domestic and international markets and expanded existing business relationships," Mr. Hughes said. "We had strong and balanced net receivables growth as assets under management grew $9.1 billion to exceed $50 billion. This increased level of earning assets, combined with stable margins and improved efficiency, resulted in our 22nd consecutive year of increased earnings."

    The company said that net finance receivables grew 17% over the same time a year ago, excluding securitized finance receivables. Net finance receivables outstanding at December 31, 1996, were $46.5 billion, compared with $39.7 billion at year-end 1995. In addition, the company also services $2.1 billion in securitized finance receivables.


    "Our growth was balanced among our business areas -- consumer finance, credit card, commercial finance, and international -- with almost half the growth as the result of major strategic acquisitions," Mr. Hughes said.

    During the year, The Associates acquired several major credit card portfolios, and a consumer finance branch network in the Southeast U.S. In addition, it acquired companies engaged in the financing or leasing of motor vehicle fleets, telecommunications equipment and recreational vehicles.

    Consumer finance net receivables outstanding were $31.4 billion at December 31, 1996, a 14% increase over the $27.6 billion reported in 1995. Consumer finance receivables consist of residential real estate-secured receivables, personal loans, sales financing of consumer durable goods, manufactured housing and credit cards in the U.S. and internationally.

    Commercial finance net receivables outstanding were $15.1 billion at December 31, 1996, up 25% from the $12.1 billion reported a year ago. Commercial finance receivables result from the financing and leasing of transportation, construction, communications, material handling and industrial equipment in the U.S. and internationally. The company is also a significant provider of automobile fleet leasing services and other products and services, including recreational vehicle financing, municipal leasing, small business lending, employee relocation services and emergency roadside assistance and auto club services.

         Associates First Capital Corporation is a leading diversified finance company providing consumer and commercial finance, leasing and related services through 2,133 offices in the U.S. and internationally. Based in Dallas, it is an indirect, majority-owned subsidiary of Ford Motor Company.

(TABLE FOLLOWS)

                                  ASSOCIATES FIRST CAPITAL CORPORATION
                                        FINANCIAL HIGHLIGHTS

==========================================================================================================
                                     Three Months Ended or at                    Year Ended or at
($ millions - except
 earnings per share)                12/31/96   12/31/95       % Change   12/31/96    12/31/95       % Change
----------------------------------------------------------------------------------------------------------
Earnings before provision
   for income taxes                $   378.9    $    324.6     17       $  1,404.6   $   1,198.1    17

Net earnings
   Amount                              234.3         194.8     20            857.0         723.1    19
   Return on average equity            17.54 %       16.78 %                 18.31 %       15.66 %
   Return on average
       adjusted equity  <F1>           20.86         21.58                   22.86         20.26
   Return on average assets             1.96          1.92                    1.89          1.89

Net earnings per share             $    0.68    $     0.56     20       $     2.47   $      2.09    19

Stockholders' equity                                                     $ 5,437.5   $    4,801.1    13

Net finance receivables
   Consumer finance                                                     $ 31,403.0   $  27,575.3    14
   Commercial finance                                                     15,109.9      12,127.2    25
                                                                        -----------   -----------   --------
    Total net finance receivables                                       $ 46,512.9   $  39,702.5    17
                                                                        ===========   ===========   ========

Total assets:                                                           $ 48,268.4   $  41,303.9    17

Managed assets                                                          $ 50,378.3   $  41,303.9    22

Total revenue                      $ 1,892.6   $   1,601.9     18       $  7,098.2   $  6,107.2     16

Net interest margin (as a % of
   ANR)<F2>                             9.37 %        9.19 %                  9.29 %       9.22 %

Efficiency ratio                        44.6          45.0                    44.6         46.3

                                   Three Months Ended or at              Year Ended or at
                                   12/31/96          09/30/96            12/31/96      12/31/95
                                  -------------------------------------------------------------
Credit Quality:
   60+Days contractual delinquency      2.20 %       2.05 %               2.20 %         1.71 %

   Credit losses (as a % of ANR)        2.26 %       2.14 %               2.03 %         1.70 %

   Allowance for losses on finance
    receivables
      Amount                        $ 1,563.1   $ 1,535.1          $ 1,563.1     $ 1,268.6

      Percent of net finance
      receivables                        3.36 %       3.34 %            3.36 %        3.20 %

 <F1> Excludes push-down goodwill created by Ford acquisition of foreign affiliates in 1989.
 <F2> Adjusted to exclude IPO - related charges in year-to-date.

/TABLE

ASSOCIATES FIRST CAPITAL CORPORATION

                                     QUARTERLY FINANCIAL SUPPLEMENT

Statement of Earnings                                                            Page 1
=========================================================================================

                                 Three Months Ended or at          Change from Prior Year
Consolidated ($ millions)    12/31/96     09/30/96    12/31/95     Amount         Percent
Revenue
Finance charges             $ 1,727.7    $ 1,680.7   $ 1,467.4   $   260.3        17.7 %
Insurance premiums              104.5        104.0        91.3        13.2        14.5
Investment and other income      60.4         58.9        43.2        17.2        39.7
----------------------------------------------------------------------------
                              1,892.6      1,843.6     1,601.9       290.7        18.2

Expenses
Interest expense                644.3        637.7       570.9        73.4        12.9
Operating expenses              540.0        518.5       447.4        92.6        20.7
Provision for losses on
   finance receivables          291.1        267.4       221.4        69.7        31.5
Insurance benefits paid or
   provided                      38.3         38.7        37.6         0.7         2.0
----------------------------------------------------------------------------
                              1,513.7      1,462.3     1,277.3       236.4        18.5
----------------------------------------------------------------------------
Earnings before provision
   for income taxes             378.9        381.3       324.6        54.3        16.7
Provision for income taxes      144.6        151.1       129.8        14.8        11.5
----------------------------------------------------------------------------
Net earnings                $   234.3    $   230.2   $   194.8   $    39.5        20.2 %
============================================================================
Average Net Finance
   Receivables              $46,269.3    $45,280.7   $39,002.3   $ 7,267.0        18.6 %

Balance Sheet Items ($ millions)
============================================================================

Total assets:
End of period               $48,268.4    $47,550.6   $41,303.9   $ 6,964.5        16.9 %
Average                      47,932.8     47,263.7    40,630.1     7,302.7        18.0
Managed assets               50,378.3     49,337.3    41,303.9     9,074.4        22.0
Debt                         41,104.7     40,790.0    35,119.9     5,984.8        17.0
Stockholders' equity:
End of period                 5,437.5      5,254.7     4,801.1       636.4        13.3
Per share (whole $)             15.69        15.16       13.85        1.84        13.3
Average                       5,341.5      5,176.3     4,645.2       696.3        15.0

Debt-to-equity                   7.55 x       7.75 x      7.29 x
Debt-to-adjusted equity <F1>     8.89         9.27        9.00


Key Ratios
=========================================================================================
Net interest margin              9.37 %       9.21 %      9.19 %
Efficiency ratio                 44.6         44.4        45.0
Net earnings per
   share (whole $)          $    0.68    $    0.66   $    0.56   $    0.12        21.4 %
Equivalent shares for
   EPS calculation            346,654      346,654     346,654

 <F1> Excludes push-down goodwill created by Ford acquisition of foreign affiliates in 1989.

/TABLE

ASSOCIATES FIRST CAPITAL CORPORATION

                                     QUARTERLY FINANCIAL SUPPLEMENT

Receivables/Servicing Portfolios                                                   Page 2
=========================================================================================
                                                                  Change from Prior Year
Receivables ($ millions)     12/31/96     09/30/96    12/31/95     Amount       Percent
-----------------------------------------------------------------------------------------
Consumer
Home equity lending        $ 16,691.4   $ 16,743.2  $ 14,316.3    $ 2,375.1        16.6 %
Personal lending and retail
   sales finance              7,425.1      7,324.7     6,225.1      1,200.0        19.3
Credit card                   6,023.8      5,970.6     4,984.6      1,039.2        20.8
Manufactured housing          1,262.7      1,496.2     2,049.3       (786.6)      (38.4)
------------------------------------------------------------------------------
                             31,403.0     31,534.7    27,575.3      3,827.7        13.9

Commercial
Truck and truck trailer       8,598.3      8,449.2     7,724.0        874.3        11.3
Equipment                     4,571.8      4,434.6     4,012.0        559.8        14.0
Other                         1,939.8      1,606.6       391.2      1,548.6         N/M
------------------------------------------------------------------------------
                             15,109.9     14,490.4    12,127.2      2,982.7        24.6
------------------------------------------------------------------------------

Net finance receivables    $ 46,512.9   $ 46,025.1  $ 39,702.5   $ 6,810.4        17.2 %
==============================================================================

Servicing Portfolios               Three Months Ended or at
   ($ millions)                12/31/96     09/30/96    12/31/95
-----------------------------------------------------------------------------------------
Manufactured Housing
Outstanding net
   receivables:
End of period                  $  1,284.8   $    913.4         $     -
Average                           1,201.2        228.3               -
Finance charge yield                11.25 %      11.11 %             - %
60+days contractual
   delinquency                       0.71         0.28               -
Credit losses (as a % of ANR)        0.34         0.21               -

Recreational Vehicles
Outstanding net receivables:
End of period                  $    825.1   $    873.3         $     -
Average                             848.5        795.6               -
Finance charge yield                 9.49 %       9.50 %             - %
60+day contractual delinquency       0.05         0.05               -
Credit losses (as a % of ANR)        0.31         0.31               -
/TABLE

ASSOCIATES FIRST CAPITAL CORPORATION

                                     QUARTERLY FINANCIAL SUPPLEMENT

Credit Quality/Credit Loss Reserves                                                Page 3
=========================================================================================

                                                        Three Months Ended or at
60+ Days Contractual Delinquency                    12/31/96     09/30/96    12/31/95
-----------------------------------------------------------------------------------------
Consumer
Home equity lending                                  2.12 %       1.95 %      1.90 %
Personal lending and retail sales finance            3.32         3.05        2.58
Credit card                                          4.22         4.18        3.41
Manufactured housing                                 1.34         1.24        0.73
    Total Consumer                                   2.77         2.58        2.19

Commercial
Truck and truck trailer                              1.45         1.17        0.74
Equipment                                            0.67         0.76        0.56

    Total Commercial                                 1.05         0.93        0.64

        Total                                        2.20 %       2.05 %      1.71 %


Net Credit Losses to ANR
-----------------------------------------------------------------------------------------
Consumer
Home equity lending                                 0.72 %        0.89%       1.08 %
Personal lending and retail sales finance           5.44          5.14        4.16
Credit card                                         7.41          6.62        4.44
Manufactured housing                                1.56          0.97        1.12

   Total Consumer                                   3.13          2.97        2.38

Commercial
Truck and truck trailer                             0.38          0.35        0.30
Equipment                                           0.49          0.42        0.36

   Total Commercial                                 0.40          0.33        0.31

       Total                                        2.26 %        2.14 %      1.76 %

Credit Loss Reserves
-----------------------------------------------------------------------------------------
Allowance for losses:
Balance at end of period                       $ 1,563.1     $ 1,535.1   $ 1,268.6
To net finance receivables                          3.36 %        3.34 %      3.20 %
Multiple to net credit losses (Trailing 4 Qtrs)     1.77 x        1.93 x      2.03 x